Mail Stop 3561

      July 7, 2006


Geri Brewster, Esq.
c/o Toyota Financial Services
19001 South Western Avenue
Torrance, California  90509

      Re:	Toyota Motor Credit Corporation
      	Toyota Auto Finance Receivables LLC
      	Registration Statement on Form S-3
      	File No. 333-134443; Amendment No. 1
      	Filed June 29, 2006

Dear Ms. Brewster,

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to the base prospectus and the supplement should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

1. Pursuant to Rule 101 of Regulation S-T, please file your response letters to the staff on EDGAR as correspondence.
Base Prospectus

Credit and Cash Flow Enhancement, page 61

2. Please revise this section to include a description of all the credit and cash flow enhancements referenced on page 7 of the summary. In that regard, please refer to our prior comment 4.

3. We note in the last sentence of the first paragraph of this section that a credit or cash flow enhancement for a series of Securities may cover one or more other series of Securities. We also note in the last sentence of the second paragraph that if a form of credit enhancement covers more than one series of securities that securityholders of any such series will be subject to the risk that such credit enhancement will be exhausted by claims of securityholders of other series. Please provide us with a legal analysis as to why this arrangement is consistent with the definition of an asset-backed security.

Exhibit 4.3

4. This agreement does not appear to have been revised in accordance with Items 1122 and 1123 of Regulation AB to provide a separate assessment report, attestation report and servicer`s compliance statement. Please refer to Instructions to Items 1122 and 1123 of Regulation AB and revise accordingly.

*	*	*	*	*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact me at (202) 551-3315.


								Sincerely,


								Hanna T. Teshome
								Special Counsel


cc:	Via Facsimile
	Reed D. Auerbach, Esq.
	McKee Nelson LLP
	(917) 777-4299




Toyota Motor Credit Corporation
July 7, 2006
Page 1